RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

Notification of major interest in shares

Randgold Resources Limited ("Randgold Resources") has on 11 March 2004 been notified of the following disposals which have resulted in a change in the shareholding of Randgold Resources (Holdings) Limited ("RRH"), a wholly-owned subsidiary of Randgold & Exploration Company Limited.

         No. of
    shares sold             Date of sale

        952 481            6 August 2003
        200 000        30 September 2003
        100 000          14 October 2003
        200 000          21 October 2003
         75 000         25 November 2003

According to the information supplied by the directors of RRH, that company's current shareholding is 10 785 000 which represents 36.85% of Randgold
Resources' current issued share capital.